Exhibit 99.1

Alon Blue Square Israel Ltd.

Monitoring report ו October 2015

Contacts:

Nir Israel, Analyst

niri@midroog.co.il

Avi Ben-Noon, Senior Team Leader

avib@midroog.co.il

Sigal Issachar, VP, Head of Corporate Finance

i.sigal@midroog.co.il

Alon Blue Square Israel Ltd.

Bond Rating	B3.il	Credit review

Midroog is downgrading the bond rating (Series C) of Alon Blue Square Israel Ltd. (“Alon Square” or the "Company” or the "Group") from Ba2.il to B3.il and is keeping the rating under review with direction uncertain.

Following is a breakdown of the bond series in circulation issued by the Company and rated by Midroog:

Bond Series	Security No.	Original Date of Issue	Fixed Annual Coupon	Linkage	Book Value of Bond Balance on June. 30, 2015 (NIS M)	Remainder of Bond Repayment Years Bond principal
C	1121334	Oct. 2010	2.50%	CPI	385.0	2015-2022

Key Rating Rationale

The rating downgrade is based on our assessment of credit default due to the expected failure to pay the principal and interest on the next maturity date. We expect that the Company will not pay the upcoming payment of principal and interest of the bonds (Series C) which is due on November 4, 2015 in the amount of NIS 53 million (of this amount, NIS 48 million is principal) since, in our estimate, the Company has no immediate sources to pay the debt on time and it is expected to request a deferment of the payment date until a "qualifying transaction" is consummated with the parent company Alon Israel Oil Company Ltd (see below) the proceeds of which will be used to repay the debt.

On October 25, 2015, the Company announced a transaction for the sale of the shares of Dor Alon Energy Israel (1988) Ltd. (Dor Alon) to the parent company Alon Israel Oil Company Ltd (the Parent company or Alon Oil) for NIS 50 million where the number of shares to be sold to the Parent company will derive from the average closing price of Dor Alon share in the seven days preceding the transaction closing date where as of this date, the Company estimates that such closing will take place on November 10, 2015 (Alon Oil transaction1). The Alon Oil transaction was approved by the boards of directors of the Company and the Parent company and it was purported to replace a short term loan of NIS 50 million that Alon Oil was supposed to extend to the Company under the reorganization arrangement in the subsidiary Mega Retail Ltd. (Mega).

1 The description of the Alon Oil transaction is not brought fully in this report. For additional information regarding the transaction, we refer to the Company's report dated October 25, 2015.

According to the Company's report, the consummation of the Alon Oil transaction by the Parent company requires an advance notice period of 14 days as the Parent company committed to its bondholders. Furthermore, the Company reported that the transaction does not require the approval of Blue Square shareholders' meeting unless a shareholder or a group of shareholders holding 1% or more of Blue Square shares will object to the transaction no later than 14 days from the report date regarding said transaction.

It should be indicated that according to "the outline of short-term payments until reaching long-term agreement" for which the Company made its report on October 25, 2015, the Company intends to "maintain the principle of equality among the financial creditors of the Company " and as a result, among other things, the Company also plans to repay liabilities to banks (in the principal amount of NIS 65.2 million according to said report of the Company) and for the purpose of repayment to the banks, it intends to take new loans against pledging the shares of Dor Alon.

In light of our assessment of credit default, we have implemented in determining the rating the methodology of "loss given default" (Loss Given Default).

The current rating reflects, as of this date, an expected loss to bondholders up to 5%, which is based on the following key assumptions: the Company's marketable asset value was estimated on the basis of market value sensitivity scenarios of assets close to the date of this report; the Company's liabilities, as of this date, is not materially different than those reported by the Company on July 23, 2015 (on the basis of the data as of June 30, 2015 cutoff date); Mega's continued operations as a going concern; the value of Mega's shares held by the Company was estimated as negligible (after the guarantees extended by the Company to Mega and Mega's debts that were assigned to the Company); and assuming that the seniority level of the bondholders is equal to that of the banks and other guaranteed parties of the Company (including Mega's loans that were assigned to the Company under the debt arrangement of Mega, excluding the debt of the Company to the subsidiary Blue Square Real Estate (BSRE) in the amount of NIS 50 million which is secured by BSRE shares with 200% coverage).

We stress that despite our above assessment regarding the expected loss and various assumptions taken for its calculation, we believe that there is a considerable degree of uncertainty about the rate of actual loss, if any, arising from the complex situation of Mega, whose some of its obligations are guaranteed by the Company and as to the expectation value of these liabilities given different scenarios regarding the financial and business condition of Mega. Thus, to the extent we assess that Mega may face liquidity difficulties, then the loss rate may be higher as per our assessment, and the rating may decline. In addition, a difference may result between the value of the Company's assets as was calculated herein and the price of future asset transactions at various market conditions and different negotiations terms. To the extent we assess that the value of the Company's assets is higher than the value that was used in determining the current rating (which is based on a sensitivity analysis to the current market price of the Company's marketable assets) we may assess that loss will be lower and increase the rating according to this assessment.

We reiterate that the rating at this stage does not embody any specific proposal for reorganization of the Company's liabilities since we have no information regarding such proposal.

We leave the rating under review with direction uncertain and we will monitor the developments in the Company and examine the need for updating the loss estimate.

Rating Outlook

Factors that may improve the rating

•	Asset realizations in higher value for the Company's assets than the value we estimated

•	Our estimate for a material improvement in the business position of Mega and/or its value

Factors that may lower the rating

•	Mega entering into any state of liquidation in the short term

•	A material impairment in the value of the Company's assets

•	Debt reorganization plan which may change the estimated loss for the bondholders

•	Lending parties calling liabilities for immediate repayment

Rating History

About the Company

Alon Blue Square is a public company listed on the Tel Aviv and New York stock exchanges. Alon Blue Square operates through four main subsidiaries: Mega Retail (100% holding), which concentrates the retail food business; BEE Retail (100%), which presently holds mainly about 77.5% of Na'aman Ltd. and 35% of Kfar Hasha'ashuim; Dor Alon (71.17%), which is engaged in marketing and selling fuel in Israel; Blue Square Real Estate (53.92%), which holds real estate properties, most of which are currently leased for the retail activity. The Company also has a 36.75% stake in Diners Club Israel Ltd. The company is held at a rate of 72.7% by Alon Israel Oil Company Ltd. which is a private holding company and owned by owned by Bielsol Investments Ltd., (a private company controlled by Mr. Shraga Biran, in which Mr. David Weissman has a holding), and purchasing cooperative agencies belonging to kibbutzim. The chairman of the board is Mr. Avigdor Kaplan and the CEO is Mr. Israel Yaniv.

Related Reports

Alon Blue Square Israel Ltd., Monitoring Report, July 2015

Alon Blue Square Israel Ltd., Monitoring Report, July 2015

Alon Blue Square Israel Ltd., Monitoring Report, May 2015

Alon Blue Square Israel Ltd., Monitoring Report, March 2015

The reports are published on Midroog's website: www.midroog.co.il

Date of the report: October 28, 2015

KEY FINANCIAL TERMS

Interest	Net financing expenses from Income Statement
Cash Interest	Financing expenses from income statement after adjustments for non-cash flow expenditures from statement of cash flows
Operating profit (EBIT)	Profit before tax, financing and onetime expenses/profits
Operating profit before amortization (EBITA)	EBIT + amortization of intangible assets.
Operating profit before depreciation and amortization (EBITDA)	EBIT + depreciation + amortization of intangible assets.
Operating profit before depreciation, amortization and rent/leasing (EBITDAR)	EBIT + depreciation + amortization of intangible assets + rent + operational leasing.
Assets	Company's total balance sheet assets.
Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing
Net debt	Debt - cash and cash equivalent – long-term investments
Capitalization (CAP)	Debt + total shareholders' equity (including minority interest) + long-term deferred taxes in balance sheet
Capital investments Capital Expenditures (CAPEX)	Gross investments in equipment, machinery and intangible assets
Funds From Operations (FFO)*	Cash flow from operations before changes in working capital and before changes in other asset and liabilities
Cash Flow from Current Operations (CFO)*	Cash flow from operating activity according to consolidated cash flow statements
Retained Cash Flow (RCF)*	Funds from operations (FFO) less dividend paid to shareholders
Free Cash Flow (FCF)*	Cash flow from operating activity (CFO) - CAPEX - dividends

* It should be noted that in IFRS reports, interest payments and receipts, tax and dividends from investees will be included in the calculation of the operating cash flows, even if they are not entered in cash flow from operating activity.

Local Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that Midroog judges to have superior creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that Midroog judges to have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that Midroog judges to have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that Midroog judges to have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that Midroog judges to have relatively weak creditworthiness relative to other local issuers, and involve speculative elements.
B.il	Issuers or issues rated B.il are those that Midroog judges to have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative elements.
Caa.il	Issuers or issues rated Caa.il are those that Midroog judges to have extremely weak creditworthiness relative to other local issuers and are very near default, and involve very significant speculative elements.
Ca.il	Issuers or issues rated Ca.il are those that Midroog judges to have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that Midroog judges to have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.

Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier '1' indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters. The modifier '2' indicates that it ranks in the middle of its rating category and the modifier '3' indicates that the obligation ranks in the lower end of that category, denoted by letters. Additionally, a (hyb) modifier is added to all ratings of hybrid securities issued by banks and insurers. By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which could potentially result in impaired debt2 if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal. A long-term rating with a (hyb) modifier reflects the relative credit risk associated with that obligation.

2 For the definition of impaired debt you are welcome to view the rating scales booklet and the rating definitions in Midroog website

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